Nasdaq Regulation

Nasdaq

William Slattery, CFA
Vice President
Listing Qualifications

By Electronic Mail

September 26, 2018

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on September 4, 2018 The Nasdaq Stock Market (the "Exchange") received from Pepper Food Service Co., Ltd. (the "Registrant") a copy of the Registrant's application on Form 20FR12B for the registration of the following securities:

Common shares*
American Depositary Shares**

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,



William Slattery

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* No par value. Not for trading, but only in connection with the registration of the American Depositary Shares, pursuant to the requirements of the U.S. Securities and Exchange Commission.

** American Depositary Receipts evidence American Depositary Shares, pursuant to the requirements of the U.S. Securities and Exchange Commission.